ENJOY TECHNOLOGY, INC.

3240 Hillview Avenue

Palo Alto, CA 94303

November 8, 2021	Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Janice Adeloye and Mara Ransom

RE: Enjoy Technology, Inc. Registration Statement on Form S-1 File No. 333-260568

Acceleration Request

Requested Date:    November 10, 2021

Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on November 10, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Rachel Proffitt, counsel to the Registrant, at (415) 693-2031.

Very truly yours,

Enjoy Technology, Inc.

/s/ Tiffany Meriweather
Tiffany Meriweather
Chief Legal Officer & Corporate Secretary

cc:     Rachel Proffitt, Cooley LLP